

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2024

Harel Gadot
Chief Executive Officer
Microbot Medical Inc.
288 Grove Street, Suite 388
Braintree, MA 02184

   Re: Microbot Medical Inc.
     Registration Statement on Form S-1
     Filed February 20, 2024
     File No. 333-277190

Dear Harel Gadot:

  Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,

  Please revise your filing to include audited financial statements for the fiscal year ended December 31, 2023 to comply with Rule 8-08 of Regulation S-X, along with related updated financial information.

  We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

  Please contact Juan Grana at 202-551-6034 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and
        Services

cc: Stephen E. Fox, Esq.